

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

Mr. J.D. Gardner
Chief Financial Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re:** **Visual Management Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 8-K/A**
> **Filed June 17, 2008**
> **File No. 333-133936**

Dear Mr. Gardner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended December 31, 2007</u>

<u>Controls and Procedures, page 27</u>

<u>General</u>

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   You disclose that "Other than the changes described above, there have been no changes in our disclosure controls and procedures that have materially affected, or

are reasonably likely to materially affect, our disclosure controls and procedures." Please note Item 308(c) of Regulation S-K requires specific disclosure with respect to changes in your internal control over financial reporting, not your disclosure controls and procedures. As such, please revise your disclosure to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or otherwise advise and so state. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2008.

Consolidated Statement of Stockholders' Equity (Deficiency), page F-5

3.   In our prior comment number five, we requested you contact us to further discuss your reverse merger presentation. Given your presentation of the Merger Activity adjustments and the lack of sufficiently detailed disclosures to explain those adjustments, we again request that you contact us at your convenience.

4.   We note from your disclosure on page 2 you issued 61,600 shares of common stock to your placement agent in connection with your 2007 private placement. Please explain to us in greater detail how you accounted for this transaction. In this regard, we note you debited common stock and credited paid-in capital for the same amount, with no change to stockholders' equity (deficit). Please advise.

Note 1. Basis of Presentation and Description of Business Operations, page F-7

5.   You disclose under this heading that "Pursuant to the agreement and plan of merger and reorganization, the former stockholders of Visual Management Systems Holding, Inc. received shares of our common stock representing approximately 76.5% of [y]our outstanding common stock after giving effect to the merger and the cancellation of 476,429 shares of common stock surrendered by one of our principal stockholders." Please expand your disclosure here, and where you include similar disclosure throughout your filing, to clearly indicate the number of shares you issued to effect the reverse merger with Visual Management Systems Holding, Inc.

6.   Please tell us where the cancellation of the 476,429 shares is reflected in your Consolidated Statement of Stockholders' Equity (Deficiency) on page F-5.

Note 3. Significant Accounting Policies, page F-9

Convertible Instruments, page F-13

7.   It appears the discussion of your accounting policy for your convertible
        instruments was inadvertently excluded from the filing. Please add the applicable
        disclosure or otherwise advise.

Note 11. Stockholder's Equity, page F-18

Issuance of Equity Compensation in Connection with our Reverse Merger, page F-20

8.   Please tell us and expand your disclosure to explain how you accounted for your
        issuance of 100,000 shares of common stock to Aide Consulting. In this regard,
        we note you debited common stock and credited paid-in capital for the same
        amount, with no change to stockholders' equity (deficit). Please advise.

Issuance of Equity in Connection with our Convertible Note Financing and Private
Placement, page F-21

9.   We note you issued 71,600 shares of common stock to Brookshire Securities, Inc.
        during 2007, with a fair market value of $296,578. Please tell us where these
        shares are reflected on your consolidated statement of stockholders' equity
        (deficiency) and how you accounted for this share issuance.

Form 8-K/A filed June 17, 2008

Exhibit 99.1

10.   We note you provide financial statements for the most recent fiscal year and the
        latest interim period preceding the acquisition of Intelligent Digital Systems,
        LLC. Please provide us with the results of your significance tests as prepared
        under Rule 8-04 of Regulation S-X.

Exhibit 99.2

11.   Please add disclosure to explain the nature of the intangible assets acquired from
        IDS, totaling $1,562,692.

12.   Please explain why you have pro forma adjustments to eliminate IDS results from
        the pro forma Combined Statement of Operations for each period presented.

Form S-1, As Amended filed on February 20, 2008

13.   To the extent you make changes in your filings in response to the above comments, please make confirming changes to your pending registration statement and any other related filings, as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief